UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 7, 2025

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Explanatory Note

General Meeting

Genfit S.A. (the “Company”) will hold its Combined Shareholders’ Meeting (the “Meeting”) on June 17, 2025 beginning at 10 a.m. CEST at the Faculté de Pharmacie de Lille located at Parc Eurasanté, 3 rue du Professeur Laguesse in Lille (59000), France.

Additional information regarding the Meeting is available to shareholders on the Company’s website, in the Investors & Media section (https://ir.genfit.com/financial-information/shareholders-meeting).

The following documents regarding the Company’s Meeting, which are attached as exhibits hereto, are incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 7, 2025.

99.2	Notice of the combined shareholder meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: May 7, 2025	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer